June 11, 2013

VIA EDGAR TRANSMISSION

Mr. Terence O'Brien
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K
Filed December 28, 2012
File No. 1-9186
Dear Mr. O'Brien:
We have reviewed your letter of May 28, 2013 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the “Form 10-K”). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
Form 10-K for the year ended October 31, 2012
19. Supplemental Guarantor Information, page F-45

1.
We have read your response to comment 3 in our letter dated April 22, 2013, and thank you for the revised accompanying condensed financial statements. The changes made to the classification of the transactions representing the receipt or payment of intercompany advances (part (d)) have a material impact on all categories of cash flows for the past two fiscal years and, consequently, it would appear that a revision to your Form 10-K is warranted. Therefore, please amend your Form 10-K accordingly.

Response:
We will file an amended Form 10-K for the year ended October 31, 2012 and Form 10-Q for the quarter ended January 31, 2013 to present the supplemental guarantor information in a format that has been adjusted from prior annual and quarterly reports in order to (i) retrospectively reflect the transfer of the balance sheet, statements of operations and cash flows of certain non-guarantor subsidiaries to guarantor subsidiaries as a result of such entities becoming guarantor subsidiaries as of April 30, 2013 and the reclassification of guarantor and non-guarantor intercompany advances and equity balances with corresponding offsets in the elimination column and (ii) revise the presentation of cash flows from operating activities, financing activities and investing activities in the condensed consolidating statements of cash flows to reflect intercompany activity, which had previously been included in cash flow from operating activities, as cash flow from investing activities and cash flow from financing activities.

Securities and Exchange Commission
June 11, 2013

We expect to file the amended 10-K by July 3, 2013 and the amended Form 10-Q shortly thereafter. We would expect that the disclosures in the amended Form 10-K and Form 10-Q will be similar to those included in Note 18 - "Supplemental Guarantor Information" of our Form 10-Q for the quarter ended April 30, 2013 (“Form 10-Q”), attached as Exhibit A.

2.	We remind you that when you file your amended fiscal year 2012 Form 10-K and subsequent Form 10-Q, you should appropriately consider the following:

•
If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

•	An explanatory paragraph at the beginning of the document explaining why you are amending the document;

•	An explanatory paragraph in the reissued audit opinion;

•	Full compliance with paragraphs ASC 250-10-45-22 - 45-24 and 250-10-50-7 - 50-10;

•	Label the appropriate footnotes as restated;

•	Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Form 10-Q should include the following:

◦	A discussion of the amendment and restated footnotes along with the facts and circumstances surrounding it;

◦
How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;

◦	Changes to internal control over financial reporting; and

◦	Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.
Refer to Items 307 and 308 of Regulation S-K.

•	Updated reports from management and your independent auditors regarding your internal control over financial reporting.

•	Include all updated certifications that refer to the amended filings.
Response:
In conjunction with the filing of our Form 10-K/A for the fiscal year ended October 31, 2012 and our Form 10Q/A for the three-month period ended January 31, 2013, we will consider each of the points outlined in this comment. Those filings will include an explanatory paragraph at the beginning of each document explaining why the amendments are being filed together with the adjusted financial statements as well as the required certifications. We direct you to Note 18 - "Supplemental Guarantor Information" of our recently filed Form 10-Q in which we disclosed changes to historical presentations in the supplemental guarantor information. The footnote disclosure included in our Form 10-Q related to the above is attached as Exhibit A. If you have any comments on these disclosures, please let us know prior to our amended filings.
While we recognize the errors are material to the separate footnote and therefore require amendment, we respectfully advise the Staff that we have concluded that our prior filings may continue to be relied upon, as the consolidated financial statements of Toll Brothers, Inc. as of October 31, 2012 and 2011 and for each of the three years in the period then ended and subsequent interim periods were and continue to be fairly stated in all material respects. In reaching this conclusion we considered the guidance in Staff Accounting Bulletin 1M, Materiality in the context of the financial statements taken as a whole. Our analysis included consideration of quantitative as well as qualitative factors. We note that there is no impact to the consolidated balance sheets of Toll

Securities and Exchange Commission
June 11, 2013

Brothers, Inc. as of October 31, 2012 and 2011 or to the related consolidated statements of operations, changes in equity, or cash flows for each of the three years in the period ended October 31, 2012, as a result of changes to the supplemental guarantor information footnote disclosure.
We have concluded that the adjustments to the previously filed financial statements did not change our conclusions regarding the effectiveness of disclosure controls and procedures or our internal control over financial reporting. We do not expect to file any updated Item 9A or Item 4 disclosures, updated reports from management or our independent auditors regarding internal control over financial reporting.

Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting Officer

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 1)

18. Supplemental Guarantor Information
A 100% owned subsidiary of the Company, Toll Brothers Finance Corp. (the “Subsidiary Issuer”), has issued the following Senior Notes (amounts in thousands):

	Original Amount Issued	Amount outstanding at April 30, 2013

5.95% Senior Notes due 2013	$250,000	$104,785
4.95% Senior Notes due 2014	$300,000	$267,960
5.15% Senior Notes due 2015	$300,000	$300,000
8.91% Senior Notes due 2017	$400,000	$400,000
6.75% Senior Notes due 2019	$250,000	$250,000
5.875% Senior Notes due 2022	$419,876	$419,876
4.375% Senior Notes due 2023	$300,000	$300,000
0.5% Exchangeable Senior Notes due 2032	$287,500	$287,500
The obligations of the Subsidiary Issuer to pay principal, premiums, if any, and interest is guaranteed jointly and severally on a senior basis by the Company and substantially all of the Company’s 100% owned home building subsidiaries (the “Guarantor Subsidiaries”). The guarantees are full and unconditional. The Company’s non-home building subsidiaries and several of its home building subsidiaries (the “Non-Guarantor Subsidiaries”) do not guarantee the debt. The Subsidiary Issuer generates no operating revenues and does not have any independent operations other the the financing of other subsidiaries of the Company by lending the proceeds from the above described debt issuances.
As of April 30, 2013, certain Non-Guarantor Subsidiaries became Guarantor Subsidiaries. This change in status has been retrospectively reflected in the accompanying condensed consolidating financial statements.
Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that such disclosures would not be material to investors.
The condensed consolidating financial statements have been revised in order to (i) reflect the transfer of the balance sheet, statements of operations and cash flows of certain non-guarantor subsidiaries to guarantor subsidiaries as a result of such entities becoming guarantor subsidiaries as of April 30, 2013 and the reclassification of guarantor and non-guarantor intercompany advances and equity balances with corresponding offsets in the elimination column and (ii) revise the presentation of cash flows from operating activities, financing activities and investing activities in the condensed consolidating statements of cash flows for the six-month period ended April 30, 2012 to reflect intercompany activity, which had previously been included in cash flow from operating activities, as cash flow from investing activities and cash flow from financing activities.
This revised presentation has no impact or effect on Toll Brothers, Inc.'s condensed consolidated financial statements for any period presented, including the Condensed Consolidated Balance Sheets, Statements of Operations, Statements of Comprehensive Income, or Statements of Cash Flows.

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 2)

Summary financial information related to the transfer of certain Non-Guarantor Subsidiaries to Guarantor Subsidiaries and the reclassification of guarantor and non-guarantor intercompany advances and equity balances, resulting in a decrease in Non-Guarantor Subsidiaries amounts, is presented below (amounts in thousands).

	April 30, 2013	October 31, 2012
Inventory	$214,313	$168,218
Investments in and advances to unconsolidated entities	$103,871	$110,014
Total assets	$327,574	$282,638
Loans payable	$14,576	$30,424
Intercompany advances	$303,879	$253,550
Total liabilities	$333,865	$291,990
Equity	$(6,291)	$(9,352)

	Six months ended April 30,		Three months ended April 30,
	2013	2012	2013	2012
Revenue	$24,316	$—	$13,872	$—
Operating income	$2,930	$(673)	$1,937	$(428)
Income before income taxes	$5,030	$958	$4,027	$1,187

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 3)

Following is a reconciliation of the amounts previously reported to the reclassified amounts as stated in the following components of the revised condensed consolidating statements of cash flows for the six-month period ended April 30, 2012.

	As Previously Reported	Reclassification of intercompany activity	Change in status from Non-Guarantor to Guarantor	As Reclassified
Cash flow (used in) provided by operating activities:
Net cash (used in) provided by operating activities:
Toll Brothers, Inc.	$(16,905)	$(9,460)	$—	$(26,365)
Subsidiary Issuer	$(296,227)	$300,492	$—	$4,265
Guarantor Subsidiaries	$(61,438)	$(268,885)	$95,972	$(234,351)
Non-Guarantor Subsidiaries	$101,711	$(8,953)	$(94,191)	$(1,433)
Elimination	$—	$(13,194)	$—	$(13,194)

Cash flow (used in) provided by investing activities:
Intercompany advances
Toll Brothers, Inc.	$—	$9,460	$—	$9,460
Subsidiary Issuer	$—	$(300,492)	$—	$(300,492)
Guarantor Subsidiaries	$—	$—	$—	$—
Non-Guarantor Subsidiaries	$—	$—	$—	$—
Elimination	$—	$291,032	$—	$291,032

Net cash (used in) provided by investing activities
Toll Brothers, Inc.	$—	$9,460	$—	$9,460
Subsidiary Issuer	$—	$(300,492)	$—	$(300,492)
Guarantor Subsidiaries	$(58,270)	$—	$(1,602)	$(59,872)
Non-Guarantor Subsidiaries	$(149,688)	$—	$(179)	$(149,867)
Elimination	$—	$291,032	$—	$291,032

Cash flow provided by (used in) financing activities:
Intercompany advances
Toll Brothers, Inc.	$—	$—	$—	$—
Subsidiary Issuer	$—	$—	$—	$—
Guarantor Subsidiaries	$—	$268,885	$(95,552)	$173,333
Non-Guarantor Subsidiaries	$—	$8,953	$95,552	$104,505
Elimination	$—	$(277,838)	$—	$(277,838)

Net cash provided by (used in) financing activities
Toll Brothers, Inc.	$16,905	$—	$—	$16,905
Subsidiary Issuer	$296,227	$—	$—	$296,227
Guarantor Subsidiaries	$(17,074)	$268,885	$(96,083)	$155,728
Non-Guarantor Subsidiaries	$(12,543)	$8,953	$96,083	$92,493
Elimination	$—	$(277,838)	$—	$(277,838)

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 4)

Supplemental consolidating financial information of Toll Brothers, Inc., the Subsidiary Issuer, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Toll Brothers, Inc. on a consolidated basis is presented below ($ amounts in thousands).
Condensed Consolidating Balance Sheet at April 30, 2013:

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	—	—	608,939	94,162	—	703,101
Marketable securities			192,562	40,337		232,899
Restricted cash	15,134		17,198	1,469		33,801
Inventory			4,304,896	62,321		4,367,217
Property, construction and office equipment, net			110,624	14,665		125,289
Receivables, prepaid expenses and other assets	76	16,363	87,111	82,416	(20,221)	165,745
Mortgage loans held for sale				66,538		66,538
Customer deposits held in escrow			45,304			45,304
Investments in and advances to unconsolidated entities			183,475	174,057		357,532
Investments in distressed loans				48,707		48,707
Investments in foreclosed real estate				71,458		71,458
Investments in and advances to consolidated entities	2,894,431	2,334,391	4,740		(5,233,562)	—
Deferred tax assets, net of valuation allowances	341,014					341,014
	3,250,655	2,350,754	5,554,849	656,130	(5,253,783)	6,558,605
LIABILITIES AND EQUITY
Liabilities:
Loans payable			96,572			96,572
Senior notes		2,278,941			43,456	2,322,397
Mortgage company warehouse loan				58,526		58,526
Customer deposits			205,821			205,821
Accounts payable			149,383	218		149,601
Accrued expenses		26,527	327,662	135,412	(20,368)	469,233
Advances from consolidated entities			1,573,146	427,742	(2,000,888)	—
Income taxes payable	84,157					84,157
Total liabilities	84,157	2,305,468	2,352,584	621,898	(1,977,800)	3,386,307
Equity:
Stockholders’ equity:
Common stock	1,693		48	3,006	(3,054)	1,693
Additional paid-in capital	418,844	49,400		1,734	(51,134)	418,844
Retained earnings	2,750,503	(4,114)	3,202,547	23,362	(3,221,795)	2,750,503
Treasury stock, at cost	(78)					(78)
Accumulated other comprehensive loss	(4,464)		(330)	(67)		(4,861)
Total stockholders’ equity	3,166,498	45,286	3,202,265	28,035	(3,275,983)	3,166,101
Noncontrolling interest				6,197		6,197
Total equity	3,166,498	45,286	3,202,265	34,232	(3,275,983)	3,172,298
	3,250,655	2,350,754	5,554,849	656,130	(5,253,783)	6,558,605

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 5)

Revised Condensed Consolidating Balance Sheet at October 31, 2012:

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	—	—	712,024	66,800	—	778,824
Marketable securities			378,858	60,210		439,068
Restricted cash	28,268		17,561	1,447		47,276
Inventory			3,695,895	65,292		3,761,187
Property, construction and office equipment, net			106,963	3,008		109,971
Receivables, prepaid expenses and other assets	134	15,130	80,932	64,543	(16,181)	144,558
Mortgage loans held for sale				86,386		86,386
Customer deposits held in escrow			27,312	2,267		29,579
Investments in and advances to unconsolidated entities			180,159	150,458		330,617
Investments in distressed loans				37,169		37,169
Investments in foreclosed real estate				58,353		58,353
Investments in and advances to consolidated entities	2,816,607	2,092,810	4,740		(4,914,157)	—
Deferred tax assets, net of valuation allowances	358,056					358,056
	3,203,065	2,107,940	5,204,444	595,933	(4,930,338)	6,181,044
LIABILITIES AND EQUITY
Liabilities:
Loans payable			99,817			99,817
Senior notes		2,032,335			48,128	2,080,463
Mortgage company warehouse loan				72,664		72,664
Customer deposits			142,919	58		142,977
Accounts payable			99,889	22		99,911
Accrued expenses		27,476	344,555	115,922	(11,603)	476,350
Advances from consolidated entities			1,342,213	378,946	(1,721,159)	—
Income taxes payable	80,991					80,991
Total liabilities	80,991	2,059,811	2,029,393	567,612	(1,684,634)	3,053,173
Equity:
Stockholders’ equity:
Common stock	1,687		48	3,006	(3,054)	1,687
Additional paid-in capital	404,418	49,400		1,734	(51,134)	404,418
Retained earnings	2,721,397	(1,271)	3,175,370	17,417	(3,191,516)	2,721,397
Treasury stock, at cost	(983)					(983)
Accumulated other comprehensive loss	(4,445)		(367)	(7)		(4,819)
Total stockholders’ equity	3,122,074	48,129	3,175,051	22,150	(3,245,704)	3,121,700
Noncontrolling interest				6,171		6,171
Total equity	3,122,074	48,129	3,175,051	28,321	(3,245,704)	3,127,871
	3,203,065	2,107,940	5,204,444	595,933	(4,930,338)	6,181,044

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 6)

Condensed Consolidating Statement of Operations and Comprehensive Income (Loss) for the six months ended April 30, 2013 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			953,625	35,383	(48,403)	940,605
Cost of revenues			772,981	9,935	(16,966)	765,950
Selling, general and administrative	61	1,402	170,586	21,057	(35,509)	157,597
	61	1,402	943,567	30,992	(52,475)	923,547
Income (loss) from operations	(61)	(1,402)	10,058	4,391	4,072	17,058
Other:
Income from unconsolidated entities			5,040	3,036		8,076
Other income - net	4,685		24,472	2,567	(7,564)	24,160
Intercompany interest income		60,060			(60,060)	—
Interest expense		(63,330)		(222)	63,552	—
Income from subsidiaries	44,670		5,100		(49,770)	—
Income (loss) before income taxes	49,294	(4,672)	44,670	9,772	(49,770)	49,294
Income tax provision (benefit)	20,188	(1,830)	17,493	3,827	(19,490)	20,188
Net income (loss)	29,106	(2,842)	27,177	5,945	(30,280)	29,106
Other comprehensive (loss) income	(18)		36	(60)		(42)
Total comprehensive income (loss)	29,088	(2,842)	27,213	5,885	(30,280)	29,064

Revised Condensed Consolidating Statement of Operations and Comprehensive Income (Loss) for the six months ended April 30, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			711,351	25,622	(41,337)	695,636
Cost of revenues			581,320	2,744	(5,635)	578,429
Selling, general and administrative	27	1,782	149,441	18,961	(32,318)	137,893
	27	1,782	730,761	21,705	(37,953)	716,322
Loss from operations	(27)	(1,782)	(19,410)	3,917	(3,384)	(20,686)
Other:
Income from unconsolidated entities			10,803	2,873		13,676
Other income - net	20		7,594	3,471	5,166	16,251
Intercompany interest income		57,891			(57,891)	—
Interest expense		(56,109)			56,109	—
Income from subsidiaries	9,248		10,261		(19,509)	—
Income before income taxes	9,241	—	9,248	10,261	(19,509)	9,241
Income tax benefit	(4,845)		(4,849)	(5,380)	10,229	(4,845)
Net income	14,086	—	14,097	15,641	(29,738)	14,086
Other comprehensive (loss) income	92		(534)	(38)		(480)
Total comprehensive income	14,178	—	13,563	15,603	(29,738)	13,606

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 7)

Condensed Consolidating Statement of Operations and Comprehensive Income (Loss) for the three months ended April 30, 2013 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			523,403	20,337	(27,736)	516,004
Cost of revenues			424,278	5,704	(9,969)	420,013
Selling, general and administrative	45	715	86,079	10,916	(18,205)	79,550
	45	715	510,357	16,620	(28,174)	499,563
Income (loss) from operations	(45)	(715)	13,046	3,717	438	16,441
Other:
Income from unconsolidated entities			3,890	1,103		4,993
Other income - net	2,299		18,477	833	(2,075)	19,534
Intercompany interest income		30,333			(30,333)	—
Interest expense		(31,908)		(62)	31,970	—
Income from subsidiaries	38,714		3,301		(42,015)	—
Income (loss) before income taxes	40,968	(2,290)	38,714	5,591	(42,015)	40,968
Income tax provision (benefit)	16,294	(897)	15,160	2,189	(16,452)	16,294
Net income (loss)	24,674	(1,393)	23,554	3,402	(25,563)	24,674
Other comprehensive (loss) income	155		(189)	(24)		(58)
Total comprehensive income (loss)	24,829	(1,393)	23,365	3,378	(25,563)	24,616

Revised Condensed Consolidating Statement of Operations and Comprehensive Income (Loss) for the three months ended April 30, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			383,659	13,236	(23,214)	373,681
Cost of revenues			308,436	824	(2,439)	306,821
Selling, general and administrative	14	1,304	75,909	9,687	(18,658)	68,256
	14	1,304	384,345	10,511	(21,097)	375,077
(Loss) income from operations	(14)	(1,304)	(686)	2,725	(2,117)	(1,396)
Other:
Income from unconsolidated entities			5,574	1,415		6,989
Other income - net	13		4,614	2,678	2,751	10,056
Intercompany interest income		32,127			(32,127)	—
Interest expense		(30,823)			30,823	—
Income from subsidiaries	15,650		6,148		(21,798)	—
Income before income taxes	15,649	—	15,650	6,818	(22,468)	15,649
Income tax benefit	(1,223)		(1,231)	(7,326)	8,557	(1,223)
Net income	16,872	—	16,881	14,144	(31,025)	16,872
Other comprehensive income (loss)	201		18	(38)		181
Total comprehensive income	17,073	—	16,899	14,106	(31,025)	17,053

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 8)

Condensed Consolidating Statement of Cash Flows for the six months ended April 30, 2013 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	45,380	2,599	(484,680)	3,688	(12,395)	(445,408)
Cash flow provided by (used in) investing activities:
Purchase of property and equipment - net			(8,588)	(11,676)		(20,264)
Purchase of marketable securities			(25,938)	(10,224)		(36,162)
Sale and redemption of marketable securities			209,484	30,000		239,484
Investments in and advances to unconsolidated entities			(21,637)	(10,357)		(31,994)
Return of investments in unconsolidated entities			23,437	11,249		34,686
Investments in distressed loans and foreclosed real estate				(26,155)		(26,155)
Return of investments in distressed loans and foreclosed real estate				6,114		6,114
Intercompany advances	(53,632)	(241,581)			295,213	—
Net cash provided by (used in) investing activities	(53,632)	(241,581)	176,758	(11,049)	295,213	165,709
Cash flow provided by (used in) financing activities:
Net proceeds from issuance of senior notes		298,050				298,050
Proceeds from loans payable				501,884		501,884
Principal payments of loans payable			(29,153)	(516,022)		(545,175)
Redemption of senior notes		(59,068)				(59,068)
Proceeds from stock-based benefit plans	8,430					8,430
Receipts related to non-controlling interest				33		33
Purchase of treasury stock	(178)					(178)
Intercompany advances			233,990	48,828	(282,818)	—
Net cash provided by financing activities	8,252	238,982	204,837	34,723	(282,818)	203,976
Net (decrease) increase in cash and cash equivalents	—	—	(103,085)	27,362	—	(75,723)
Cash and cash equivalents, beginning of period	—	—	712,024	66,800	—	778,824
Cash and cash equivalents, end of period	—	—	608,939	94,162	—	703,101

Securities and Exchange Commission
June 11, 2013
Exhibit A (Page 9)

Revised Condensed Consolidating Statement of Cash Flows for the six months ended April 30, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	(26,365)	4,265	(234,351)	(1,433)	(13,194)	(271,078)
Cash flow (used in) provided by investing activities:
Purchase of property and equipment — net			(6,487)	(41)		(6,528)
Purchase of marketable securities			(117,781)	(60,052)		(177,833)
Sale and redemption of marketable securities			189,716			189,716
Investments in and advances to unconsolidated entities			(1,142)	(73,866)		(75,008)
Return of investments in unconsolidated entities			20,568			20,568
Investments in distressed loans and foreclosed real estate				(27,490)		(27,490)
Return of investments in distressed loans and foreclosed real estate				11,582		11,582
Acquisition of a business			(144,746)			(144,746)
Intercompany advances	9,460	(300,492)			291,032	—
Net cash (used in) provided by investing activities	9,460	(300,492)	(59,872)	(149,867)	291,032	(209,739)
Cash flow provided by (used in) financing activities:
Net proceeds from issuance of senior notes		296,227				296,227
Proceeds from loans payable				400,092		400,092
Principal payments of loans payable			(17,605)	(412,104)		(429,709)
Proceeds from stock-based benefit plans	17,189					17,189
Purchase of treasury stock	(284)					(284)
Intercompany advances			173,333	104,505	(277,838)	—
Net cash provided by financing activities	16,905	296,227	155,728	92,493	(277,838)	283,515
Net decrease in cash and cash equivalents	—	—	(138,495)	(58,807)	—	(197,302)
Cash and cash equivalents, beginning of period	—	—	777,013	129,327	—	906,340
Cash and cash equivalents, end of period	—	—	638,518	70,520	—	709,038